UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               LBA Realty Fund II
                                (Name of Issuer)

                                 Preferred Stock
                         (Title of Class of Securities)

                                    501777205
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487X104
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   The Denali Fund Inc.
   55-0799916
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)
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3. SEC Use Only

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4. Citizenship or Place of Organization          Maryland

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Number of         5. Sole Voting Power:         50,000
Shares
Beneficially      6. Shared Voting Power:       0
Owned by
Each Reporting    7. Sole Dispositive Power:    0
Person With
                  8. Shared Dispositive Power:  50,000


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9. Aggregate Amount Beneficially Owned by Each Reporting Person.   50,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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11. Percent of Class Represented by Amount in Row (9)     6.21%

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12. Type of Reporting Person (See Instructions) IV

                                  SCHEUDLE 13G
Item 1.
             (a)       NAME OF ISSUER: LBA Realty Fund II

                       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             (b)       17901 Von Karman Avenue, Suite 950
                       Irvine, CA  92614

Item 2.
             (a) NAME OF PERSON FILING: The Denali Fund Inc.

                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             (b) 2344 Spruce Street, Suite A
                 Boulder, Colorado 80302

             (c) CITIZENSHIP: Maryland

             (d) TITLE OF CLASS OF SECURITIES: Common Stock

             (e) CUSIP NUMBER: 0001187520

Item 3. Type of Person Filing Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c):

               Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

Item 4.      Ownership.

               (a) AMOUNT BENEFICIALLY OWNED: The Denali Fund Inc., a registered closed-end investment company, may be deemed the beneficial owner of 50,000 shares of preferred stock of the Issuer.

               (b)  PERCENT OF CLASS: 6.21%


               (c) VOTING AND DISPOSITIVE POWER: The Denali Fund Inc. has the sole power to vote or to direct the vote and shared power to dispose or to direct the disposition of 50,000 shares of preferred stock of the Issuer. The Denali Fund Inc. has shared power to vote or to direct the vote and sole power to dispose or to direct the disposition of 0 shares of preferred stock of the Issuer.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
            Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008



THE DENALI FUND INC.
By: /s/ Carl Johns

Name:    Carl Johns
Title:   Vice President